January 28, 2026

Joshua Silverman
Executive Chairman
Q/C Technologies, Inc.
1185 Avenue of the Americas, Suite 249
New York, NY 10036

       Re: Q/C Technologies, Inc.
           Draft Registration Statement on Form S-3
           Submitted January 23, 2026
           CIK No. 0001321834
Dear Joshua Silverman:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time.
Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Rick Werner, Esq.